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                             October 26, 2021

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Limited
       Units 813&815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed September 17,
2021
                                                            File No. 333-258329

       Dear Mr. Yang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-3

       Cover Page

   1. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred
through your organization and state whether any transfers,
                                                        dividends, or
distributions have been made to date. Similarly, please expand your disclosure in the
prospectus summary to provide a clear description of how cash is transferred through
your organization. Quantify any cash flows and transfers of other assets by type that
have occurred between you and your subsidiaries, and the direction of the transfer. Quantify
any dividends or distributions that a subsidiary has made to you and which entity made such
transfer, and their tax consequences. Similarly quantify dividends or distributions made
to U.S. investors, the source, and their tax consequences. Your
 Xianfeng Yang
BIT Mining Limited
October 26, 2021
Page 2
      disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.
       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff
Attorney, at (202) 551-3447 with any questions.



                                                           Sincerely,
FirstName LastNameXianfeng Yang
                                                           Division of
Corporation Finance
Comapany NameBIT Mining Limited
                                                           Office of Technology
October 26, 2021 Page 2
cc:       Ke Li, Esq.
FirstName LastName